August 5, 2024

Claude Zdanow
President and Chief Executive Officer
Reliant Holdings, Inc.
8605 Santa Monica Boulevard
PMB 36522
Los Angeles, CA 90069

       Re: Reliant Holdings, Inc.
           Preliminary Proxy Statement on Schedule 14A
           Filed July 8, 2024
           File No. 000-56012
Dear Claude Zdanow:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
& Construction
cc:   William Robinson Eilers, Esq.